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EXHIBIT 99(a)(5)

Liberty Media Corporation Terminates Cash Tender Offer for 25 million Shares of its Series A Common Stock and One Million Shares of its Series B Common Stock

April 16, 2002

ENGLEWOOD, Colorado—Liberty Media Corporation (NYSE: L, LMC.B) announced today it has terminated its tender offer to purchase up to 25 million shares of its Series A common stock and up to one million shares of its Series B common stock at a purchase price of $13 per share in cash. The offer commenced on Wednesday, April 10, 2002 and was scheduled to expire on May 8, 2002. No tenders of shares will be accepted, and any shares previously tendered will be returned.

Termination of the tender offer does not have any impact on Liberty Media's approved stock buyback program pursuant to which Liberty Media may buy, from time to time, up to 10% of its outstanding common stock. In announcing the termination, Liberty Media indicated that it has concluded that there are more efficient ways to achieve the objectives of the terminated offer.

Liberty Media Corporation (NYSE: L, LMC.B) owns interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. Liberty Media and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world's most recognized and respected brands, including Encore, STARZ!, Discovery, USA, QVC, Court TV and Sprint PCS.

Contact:
Mike Erickson
877-772-1518

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  EXHIBIT 99(a)(5)